Exhibit 1

Josef Mandelbaum Joins IncrediMail as Chief Executive Officer

TEL AVIV, ISRAEL: July 7, 2010 - IncrediMail Ltd. (NASDAQ: MAIL), an Internet company, announced today that Josef Mandelbaum, a veteran consumer internet executive and currently CEO of AG  Intellectual Properties, an American Greetings Corporation (NYSE: AM) company, is joining IncrediMail as its new chief executive officer.   Mr. Mandelbaum will assume his position August 5th.

Mr. Mandelbaum succeeds founder Ofer Adler, who is stepping down as CEO but will remain on as Chief Product Officer and Director of the Company.   In just over two years at the helm, Mr. Adler successfully repositioned IncrediMail and significantly grew both revenue and profit.

As one of the first employees in the AG Intellectual Properties group at American Greetings when he joined 15 years ago, Mr. Mandelbaum was instrumental in establishing American Greetings as one of the leaders in the online content industry and became CEO of the group in 2000.   Mandelbaum’s executive experience includes growing and managing a team of 350 associates in multiple countries, developing numerous partnerships with industry leaders in the internet, mobile and entertainment industries, and in consummating several acquisitions including: BlueMountain.com, Egreetings.com and Webshots.  Last year AG Intellectual Properties had revenues of $118 million and operating income of $20 million.

Mr. Mandelbaum holds a BA in economics from Yeshiva University and an MBA from the Weatherhead School of Management at Case Western Reserve University.

Commenting on the appointment, Mr. Adler said, “We are very excited to have an industry veteran like Josef join us and lead the next chapter of IncrediMail’s success story. As a profitable and growing operation, IncrediMail is poised to explore new opportunities in emerging markets such as social networking and the mobile Internet. Under Josef’s leadership, we intend to further extend our organic growth, explore new possibilities in product development, and actively seek acquisitions. Josef is clearly the right person to lead this phase, and I am looking forward to working with him in the future to increase shareholder value.”

“IncrediMail’s popular internet products, innovative team strong balance sheet and cash flow make it well positioned for extensive growth both organically and through acquisitions,” said Mandelbaum.  “Ofer has done an outstanding job in creating IncrediMail and turning it into a very profitable platform.  I am very excited about the opportunity to lead IncrediMail to the next level, and strongly believe there is a real opportunity to enhance shareholder value and create new possibilities for our consumers, partners and employees.”

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues and designs, markets and delivers high end personal desktop software. The Company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Forward-Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
IncrediMail NY, President
Jeff@IncrediMail.com

Marybeth Csaby/Rob Fink
KCSA Strategic Communications
(212) 896-1236 / 212-896-1206
mcsaby@kcsa.com/ rfink@kcsa.com